FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2025

VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

PRESS RELEASE	For immediate release

Videotron Ltd. Announces Closing of Private Offering of C$800 Million Series 3 Senior Notes due 2032

Montréal, November 20, 2025 - Videotron Ltd. (“Videotron”) today announced the closing of its issuance and sale of C$800 million aggregate principal amount of 3.950% Series 3 Senior Notes due October 15, 2032 previously announced on October 21, 2025 (the “Notes”).

This news release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933 or applicable state securities laws, and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration. The Notes are being offered in Canada on a private placement basis in reliance upon exemptions from the prospectus requirements under applicable securities legislation. The Notes have not been and will not be qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the Notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

Videotron (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc. (www.quebecor.com), is an integrated communications company engaged in television, entertainment, Internet access, wireline telephone and mobile telephone services.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, "forward-looking statements"). By their nature, forward-looking statements require us to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from those set forth in the forward-looking statements. You are encouraged to read “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Videotron's annual report on Form 20-F for the year ended December 31, 2024, and Videotron’s Quarterly Report under Form 6-K for the three- and nine- month periods ended September 30, 2025, including Management’s Discussion and Analysis and unaudited interim condensed consolidated financial statements included. These forward-looking statements speak only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

For more information, please contact:

Hugues Simard
Chief Financial Officer
Quebecor Inc. and Quebecor Media Inc.
Email: hugues.simard@quebecor.com
Telephone: 514 380-7414

Media contact

medias@videotron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Pierre Simard
By:	Marie-Pierre Simard
Senior Vice President and Corporate Secretary, Legal Affairs and Corporate Secretariat

Date: November 20, 2025